ADOMANI, Inc.
4740 Green River Road, Suite 106

Corona, California 92880

VIA EDGAR

October 30, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Julie Griffith Mr. John Dana Brown

Re:	ADOMANI, Inc. Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-3 File No. 333-226871

Dear Ms. Griffith:

Reference is made to the letter of ADOMANI, Inc., a Delaware corporation (the “Registrant”), filed as correspondence via EDGAR on October 25, 2018, in which the Registrant requested the acceleration of the effective date of the above-referenced Registration Statement for 4:30 p.m. Eastern Time on October 29, 2018, or as soon thereafter as practicable, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended. The Registrant is no longer requesting that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

Sincerely,

ADOMANI, INC.

By:	/s/ Michael K. Menerey
Michael K. Menerey
Chief Financial Officer

cc:	James L. Reynolds, ADOMANI, Inc.
Michael A. Hedge, K&L Gates LLP
Matthew A. Susson, K&L Gates LLP